Exhibit 99.3




VIA FACSIMILE                                       CONTACT: WALTER L. REESE
TOTAL PAGES - 4                                        SHAREHOLDER RELATIONS
                                                     (206) 623-1635 Ext. 454

SEATTLE, WASHINGTON...January 22, 2003...Todd Shipyards Corporation (the "Company") announced financial results for the third quarter ended December 29, 2002. For the quarter, the Company reported net income of $0.3 million or $0.05 per diluted share on revenue of $31.8 million. The results for the third quarter were affected by performance difficulties the Company encountered in completing two fixed priced repair and maintenance projects during the quarter. The poor results on these two projects reduced the quarter's pre-tax income by approximately $2.0 million. For the nine-month period ended December 29, 2002, the Company reported net income of $4.6 million or $0.82 per diluted share on revenue of $121.7 million.

In announcing the results, Stephen G. Welch, Chief Executive Officer of Todd stated "I am extremely disappointed by our third quarter results especially after the strong first half we experienced this fiscal year. It is unfortunate that our performance on these two projects had such a dramatic effect on what would have been an otherwise favorable quarter. We have identified the factors that caused the poor performance and are working to correct the deficiencies identified on these projects."

In the prior year third quarter ending December 30, 2001, the Company reported net income of $1.1 million or $0.21 per diluted share on revenue of $30.6 million. For the nine-month period then ended, the Company reported net income of $5.9 million or $0.81 per diluted share on revenue of $92.8 million. Per share calculations for the nine-month period ended December 29, 2002 were impacted favorably by the Company's Dutch Auction share repurchase of 4.1 million shares of its common stock during the second quarter of the prior fiscal year.

The Company's third quarter revenue of $31.8 million reflects an increase of $1.3 million (4%) from fiscal year 2002 third quarter levels. Fiscal year 2003 nine-month revenue of $121.7 million reflects an increase of $28.9 million (31%) from the comparable prior year period. The moderate revenue increase for the third quarter is primarily due to the fluctuations in the size and number of bidding opportunities available to the Company, as well as the Company's bidding success. Revenue increases for the nine months ending December 29, 2002 are primarily due to the simultaneous execution of repair and overhaul work under the Company's three U.S. Navy phased maintenance contracts that occurred during the first and second quarters.

For the third quarter ending December 29, 2002, the Company reported an operating loss of $8 thousand, its first in two years. As previously mentioned, this loss was attributable to performance difficulties completing two fixed priced repair projects during the quarter, which together reduced operating income by approximately $2.0 million. During the comparable period last fiscal year, the Company reported operating income of $1.4 million. For the nine-month period ended December 29, 2002, the Company reported operating income of $6.0 million, an increase of $0.6 million from operating income of $5.4 million reported during the comparable prior year nine-month period. This increase was primarily attributable to the significant increase in U.S. Navy repair and overhaul volumes experienced during the first and second quarters, offset by the performance difficulties reported in the third quarter.

For the third quarter and nine months ending December 29, 2002, the Company reported net gains on the sale of available-for-sale securities, investment income and other income of $0.5 million and $1.1 million, respectively.
During the same periods ending December 30, 2001, the Company reported net gains on the sale of available-for-sale securities, investment income and other income of $0.4 million and $3.7 million, respectively. The decrease in investment and other income for the first nine months of fiscal year 2003 from the prior year level primarily reflects the reduction in funds available for investment purposes following the above mentioned Dutch Auction share repurchase, as well as lower investment yields generally available in the market.

In the third quarter and nine months ending December 29, 2002, the Company recorded $0.2 million and $2.5 million, respectively, in federal income tax expense. During the same periods ending December 30, 2001, the Company recorded $0.6 million and $3.2 million respectively, in federal income tax expense.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

Statements contained in this Release which are not historical facts or information are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, which could cause the outcome to be materially different than stated. Such risks and uncertainties include both general economic risks and uncertainties and matters, which relate directly to the Company's operations and properties and are discussed in the Company's filings with the Securities & Exchange Commission. The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Periods ended December 29, 2002 and December 30, 2001
(in thousands of dollars, except per share data)

                                       Quarter Ended        Nine Months Ended
                                    12/29/02  12/30/01      12/29/02  12/30/01

Revenue                              $31,840   $30,556      $121,683  $92,815
Operating expenses:
  Cost of revenue                     24,685    22,003        87,020   64,862
  Administrative and
   manufacturing overhead
   expenses                            7,163     7,193        28,813   23,023
Provision for environmental reserve        -         -          (125)    (465)
Total operating expenses              31,848    29,196       115,708   87,420

Operating income (loss)                   (8)    1,360         5,975    5,395

Investment and other income              319       317           928    1,551
Gain on sales of
 available-for-sale securities           134        63           165    2,172

Income before income taxes               445     1,740         7,068    9,118
Income tax expense                      (170)     (616)       (2,514)  (3,221)

Net income                             $ 275   $ 1,124       $ 4,554  $ 5,897

Net income per common share:         $  0.05   $  0.21       $  0.82  $  0.81
  Diluted

Number of shares used in the
  calculation of diluted
  earnings per share (thousands)       5,554     5,388         5,557    7,279

A copy of the Company's financial statements for the quarter ended December 29, 2002 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. The Company's Form 10-Q should be read in conjunction with this earnings report.

TODD SHIPYARDS CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
December 29, 2002 and March 31, 2002
(in thousands of dollars)


                                             12/29/02   03/31/02
                                           (Unaudited)
ASSETS
Cash and cash equivalents                    $ 13,944   $17,795
Securities available-for-sale                  26,587    13,841
Accounts receivable, net                        9,350    15,824
Other current assets                            5,033     7,691
Total Current Assets                           54,914    55,151

Property, plant and equipment, net             16,271    16,595
Deferred pension asset                         30,523    30,823
Insurance receivable                           28,129    26,798
Other long term assets                          4,388     4,313
Total Assets                                 $134,225  $133,680

LIABILITIES AND
STOCKHOLDERS' EQUITY
Accounts payable and
  accruals including taxes payable            $10,823   $14,908
Other current liabilities                       2,519     2,864
Total Current Liabilities                      13,342    17,772

Environmental and other reserves               29,977    28,467
Accrued postretirement benefits                16,954    17,404
Other non-current liabilities                   3,968     4,040
Total Liabilities                              64,241    67,683

Total stockholders' equity                     69,984    65,997
Total liabilities and stockholders' equity   $134,225  $133,680

A copy of the Company's financial statements for the quarter ended December 29, 2002 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. The Company's Form 10-Q should be read in conjunction with this earnings report.